UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No._1_)*


                               Valuevision MEdia, Inc.
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                                (Name of Issuer)


                                    Class A
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                         (Title of Class of Securities)


                                    92047k107
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                                 (CUSIP Number)


                     Transamerica Investment Management, LLC
                           (f/k/a Westcap Investors,LLC)
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                       Transamerica Investment Management, LLC
                               Gregory S. Weirick
                         1150 South Olive St, Ste 2700
                               Los Angeles, CA 90015
                            Telephone: (310) 996-3236
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                November 9, 2005
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             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box | |.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.




         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  SCHEDULE 13D

--------------------------------
CUSIP No.  92047k107
--------------------------------

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      1     NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Transamerica Investment Management, LLC
	    (f/k/a/ Transamerica Investment Management, LLC, I.R.S. #95-4535637) 06-1564377
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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a)  |_|
            (b)  |X|
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      3     SEC USE ONLY

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      4     SOURCE OF FUNDS (See Instructions)


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      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               |_|

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      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                                7      SOLE VOTING POWER

                                       4,035,694
           NUMBER OF           -------------------------------------------------
             SHARES             8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                   0
              EACH             -------------------------------------------------
           REPORTING            9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                     4,164,317
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       0
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      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,164,317
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      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                      |_|

--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.3%
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      14    TYPE OF REPORTING PERSON (See Instructions)

            IA
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Item 1: Security and Issuer

	Name of Issuer:			Valuevision Media, Inc
	Title of Class of Securities:	Class A
	Address of Issuer:		6740 Shady Oak Rd.
					Eden Prairie, MN 55344

Item 2: Identity and Background

	(a) Name of Reporting Person:	Transamerica Investment Management, LLC
	(b) Business Address:		1150 South Olive Street, Suite 2700
					Los Angeles, CA 90015

	(c) Principal Business:		IA (Investment Advisor)

	(d) Convictions in Criminal 	Not Applicable.
	Proceeding in last 5 years

	(e) Civil Proceedings in last	Not Applicable.
	5 years

	(f) Place of Organization/Citizenship:	Delaware, United States

Item 3: Source and Amount of Funds or Other Consideration

	The reporting person purchased securities on behalf of its clients, using its discretionary authority, with the clients funds.



Item 4: Purpose of Transaction

		The Reporting Person is filing an Amendment to the original 13D filing due to a material decrease in the percentage of class beneficially owned due to client account closures.


Item 5: Interest in the Securities of the Issuer


	(a) (1) Aggregate Amount Beneficially Owned:			4,164,317
	    (2) Percentage of Class Represented by Amount in 5(a)(1):	11.3%

	(b) (1)	Sole Voting Power:					4,035,694
	    (2)	Shared Voting Power:					None
	    (3)	Sole Dispositive Power:					4,164,317
	    (4)	Shared Dispositive Power:				None

(c)	Please see Attachment A for a list of transactions of Valuevision Media,
	Inc. effected during the past sixty days.

(d)	Dividends from, and proceeds from the sale of securities of the Issuer,
	are received directly by the clients of the Reporting Person.

(e)	Not Applicable.


Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

	Transamerica Investment Management, LLC has no contracts, arrangements,
	understandings or relationships with respect to the securities of the Issuer.


Item 7: Material to be Filed as Exhibits

	Not Applicable.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 10, 2005
Date


Gregory S. Weirick
Signature
Gregory S. Weirick, Managing Director
Name/Title




ATTACHMENT A - SCHEDULE 13D/A
ITEM 5(c): TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS
Transamerica Investment Management, LLC ("Transamerica")
TRADE ACTIVITY REPORT ON VALUEVISION MEDIA, INC
FOR THE PERIOD FROM: 09/09/2005 THRU 11/09/2005

TRANSACTON    TRADE      SHARE   PRICE   WHERE			HOW
				   Per   TRANSACTION	        TRANSACTION
EFFECTED BY   DATE	 AMT     SHARE   EFFECTED	        EFFECTED
--------      --------  -------  -----   ------------	        -----------

VALUEVISION MEDIA, INC. (TICKER = VVTV)
Transamerica 9/12/2005 10,645    $12.93 B-Trade                 SELL
Transamerica 9/12/2005      5    $13.05 Citigroup/Smith Barn    BUY
Transamerica 9/15/2005  1,311    $12.32 B-Trade                 BUY
Transamerica 9/15/2005     12    $12.44 Citigroup/Smith Barn    BUY
Transamerica 9/16/2005  2,227    $12.20 B-Trade                 SELL
Transamerica 9/19/2005    230    $11.89 B-Trade                 BUY
Transamerica 9/19/2005    106    $11.95 Cantor Fitzgerald       SELL
Transamerica 9/22/2005  4,242    $11.67 B-Trade                 SELL
Transamerica 9/23/2005  2,028    $11.68 Bear Stearns            SELL
Transamerica 9/23/2005 23,263    $11.68 Bear Stearns            SELL
Transamerica 9/26/2005  4,455    $11.43 Bear Stearns            SELL
Transamerica 9/26/2005 51,099    $11.43 Bear Stearns            SELL
Transamerica 9/27/2005    243    $11.57 Cantor Fitzgerald       SELL
Transamerica 9/27/2005  2,628    $11.43 B-Trade                 SELL
Transamerica 10/3/2005  4,532    $11.23 B-Trade                 SELL
Transamerica 10/3/2005 64,093    $11.30 Craig Hallum            SELL
Transamerica 10/3/2005  9,802    $11.31 Craig Hallum            SELL
Transamerica 10/4/2005  5,400    $10.54 Craig Hallum            BUY
Transamerica 10/4/2005 45,587    $10.54 Craig Hallum            BUY
Transamerica 10/5/2005  2,857    $10.35 Citigroup/Smith Barn    SELL
Transamerica 10/5/2005    872    $10.52 B-Trade                 BUY
Transamerica 10/5/2005    275    $10.52 B-Trade                 BUY
Transamerica 10/11/2005   378     $9.59 B-Trade                 SELL
Transamerica 10/11/2005 2,848     $9.67 B-Trade                 BUY
Transamerica 10/17/2005 2,922     $9.73 B-Trade                 SELL
Transamerica 10/19/2005   221     $9.71 B-Trade                 BUY
Transamerica 10/20/2005 1,436     $9.76 B-Trade                 SELL
Transamerica 10/20/2005   375     $9.68 B-Trade                 BUY
Transamerica 10/20/2005   330     $9.68 B-Trade                 BUY
Transamerica 11/1/2005  4,004     $9.54 Cantor Fitgerald        SELL
Transamerica 11/2/2005  1,342     $9.86 B-Trade                 BUY
Transamerica 11/3/2005    625     $9.94 Cantor Fitgerald        SELL
Transamerica 11/3/2005    309    $10.01 B-Trade                 BUY
Transamerica 11/7/2005    550    $10.08 Charles Schwab          SELL
Transamerica 11/8/2005 60,600     $9.84 Jefferies & Co          BUY